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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)

                              The Beard Company
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                               (Name of Issuer)

                         Common Stock, $.00 par value
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                        (Title of Class of Securities)

                                 07384R 10 1
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                                (CUSIP Number)

                              Warren B. Kanders
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 2, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /


                        (Continued on following pages)

                              (Page 1 of 7 pages)

                            Exhibit Index on Page 7

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CUSIP No. 07384R 10 1            SCHEDULE 13D                Page 2 of 7 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Warren B. Kanders

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds

     PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

      USA

                         7.   Sole Voting Power

                              174,274
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              - 0 -
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              174,274
     With
                         10.  Shared Dispositive Power

                              - 0 -

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     174,274

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

     6.2%

14.  Type of Reporting Person

     IN

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Item 1.    Security and Issuer.

         This statement relates to shares of the Common Stock, $.001 par value per share (the "Common Stock"), of The Beard Company (the "Issuer"). The executive office of the Issuer is located at Enterprise Plaza, Suite 320, 5600
N. May Avenue, Oklahoma City, Oklahoma 73112.

Item 2.    Identity and Background.

         (a)      This statement is filed by Warren B. Kanders.

         (b) The principal business address of Mr. Kanders is 2100 South Ocean Blvd., Suite 302N, Palm Beach, FL 33480.

         (c) The principal occupation Mr. Kanders is private investment.

         (d) Mr. Kanders has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Kanders has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Kanders is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

         Mr. Kanders acquired an aggregate of 154,772 shares of Common Stock and 22,537.93 shares of Series A Convertible Voting Preferred Stock of the Issuer (the "Preferred Stock") for an aggregate purchase price of $191,044.30 in a privately negotiated transaction pursuant to an agreement dated January 2, 1997 between Warren B. Kanders, individually and on behalf of the other purchasers named therein (the "Other Purchasers"), and New York Life Insurance Company and New York Life Insurance and Annuity Corporation. Mr. Kanders expressly disclaims beneficial ownership of the Common Stock and the Preferred Stock owned by the Other Purchasers. Mr. Kanders acquired 19,502 shares of Common Stock and 2,650.829286 shares of Preferred Stock for an aggregate purchase price of $75,466.73 in a privately negotiated transaction pursuant to an agreement dated January 2, 1997 between Warren B. Kanders and MD Co., as nominee for Memorial Drive Trust. The agreements referred to in this Item 3 are hereinafter sometimes collectively referred to as the "Purchase Agreements."

                                       3

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         The source of the funds used to acquire the Common
Stock and Preferred Stock pursuant to the Agreements was personal funds of Mr. Kanders.

Item 4.    Purpose of Transactions.



         The purpose of the acquisition of the Common Stock and the Preferred Stock by Mr. Kanders is for investment. Mr. Kanders may make further purchases of Common Stock or Preferred Stock from time to time and may dispose of any or all of the shares of Common Stock or Preferred Stock held by him at any time, subject to compliance with applicable law. Mr. Kanders does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Kanders may, from time to time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.    Interest in Securities of the Issuer.

         (a) As of the date hereof, Mr. Kanders beneficially owns 174,274 shares of Common stock (approximately 6.2% of the Common Stock outstanding) and 25,188.76 shares of Preferred Stock. The percentage of shares of Common Stock reported beneficially owned is based upon 2,794,074 shares outstanding, which is the total number of shares of Common Stock outstanding as of September 30, 1996 as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996, as filed with the Securities and Exchange Commission. Commencing January 1, 2003, such 25,188.76 shares of Preferred Stock are convertible into 129,204 shares of Common Stock (subject to adjustment in certain cirmcumstances), at the option of the holder thereof.

         (b) Mr. Kanders has sole voting power and sole dispositive power with respect to the 174,274 shares of Common Stock and the 25,188.76 shares of Preferred Stock beneficially owned by him.

         (c) On January 2, 1997 Mr. Kanders acquired an aggregate of 174,274 shares of Common Stock and 25,188.76 shares of Preferred Stock for an aggregate purchase price of $266,511.03 in privately negotiated transactions pursuant to the Purchase Agreements. Mr. Kanders has not effected any other transactions in the Common Stock in the past 60 days.

         (d) Mr. Kanders is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by him.

         (e)      Not applicable.

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Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

         The information set forth in Item 3 hereof, is incorporated herein by reference. Except as noted above, Mr. Kanders has no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits

         1. Agreement dated as of January 2, 1997 between Warren B. Kanders, individually and on behalf of the other purchasers named therein, and New York Life Insurance Company and New York Life Insurance and Annuity Corporation.

         2. Agreement dated as of January 2, 1997 between Warren B.

Kanders and MD CO., as nominee for Memorial Drive Trust.

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         Signature

         The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 1997

                              /S/ Warren B. Kanders
                              ----------------------------
                                  Warren B. Kanders


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                                  EXHIBIT INDEX
                                                                          Page
                                                                          ----

                  1. Agreement dated January 2, 1997 between Warren B.     10
Kanders, individually and on behalf of the other purchasers named therein, and New York Life Insurance Company and New York Life Insurance and Annuity Corporation.

                  2. Agreement dated January 2, 1997 between Warren B.     15
Kanders and MD CO., as nominee for Memorial Drive Trust.

                                       7